Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:                                                   Rodney A. Young, President and Chief Executive Officer, (651) 484-4874

Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports First Quarter Profit and

Record Quarterly Revenues

Release of New Leaf EnergySmart™ nutrition planning and tracking system firmly establishes the Company in the online market for
weight management, health enhancement, and athletic performance

SAINT PAUL, Minn. (March 6, 2006) — Angeion Corporation (NASDAQ NM: ANGN) today reported results for its first quarter ended January 31, 2006. Key first quarter events included the following:

•                  Total revenues were a record $6.9 million—up 37.8 percent from the first quarter of 2005

•                  The Company achieved double-digit year-over-year revenue growth for the seventh quarter in a row

•                  Gross margin improved to 51.2 percent up from 46.4 percent in the first quarter of 2005

•                  Net income of $176,000, versus a net loss of $711,000 a year ago, represented the Company’s second consecutive quarter of profitability

Results for the first quarter 2006 compared to the first quarter 2005

Angeion Corporation reported net income of $176,000, or $0.05 per diluted share, on total revenues of $6,933,000. This compares with a net loss of $711,000, or $0.20 per diluted share, on total revenues of $5,030,000 in the first quarter of 2005. Net income for the first quarter of 2006 included a $4,000 loss from discontinued operations.

“In keeping with our intense focus on growth and profitability, we are very pleased that the first quarter gave us our seventh consecutive year-over-year double-digit quarterly revenue increase,” commented Rodney A. Young, President and Chief Executive Officer. “More importantly, we had bottom-line profitability for the second consecutive quarter, something not achieved since 1999. We continue to see the results of our field sales and marketing efforts to

-more-

further penetrate both the hospital and physician office market with our MedGraphics cardiorespiratory products, and the health and fitness market through our New Leaf Active Metabolic Training™ programs. The January launch of our online New Leaf EnergySmart nutrition planning and tracking system advantageously positions us in the important weight-control and sports performance markets.”

The Company noted that, as previously announced, in February the Company received a favorable Court ruling in the ongoing legal action against the Medmarc Casualty Insurance Company for reimbursement of the settlement costs paid to ELA Medical in June 2005. The Court ruled that Angeion was entitled to recover from Medmarc the $1.4 million paid to settle the ELA claim, subject to potential exclusion of certain costs. The Court also determined that the Company is entitled to recover from Medmarc costs and fees in the amount of $49,000 incurred in defending ELA’s claim.

MedGraphics and New Leaf products continue market penetration

Angeion summarized other product and market developments in the quarter as follows:

•                  Customer acceptance of the five new MedGraphics cardiorespiratory diagnostic products introduced last year, including the Ultima Series, continues to grow steadily;

•                  Purchases of New Leaf consumer products and programs were over 200 percent higher than the first quarter of 2005, illustrating the dramatic growth in the number of New Leaf Active Metabolic Training participants;

•                  New Leaf launched its EnergySmart personalized online meal planning, tracking and calorie management system designed to help consumers from weight conscious adults and children to recreational and elite athletes properly measure and “fuel” their metabolism.

Looking ahead

“We are off to a good start in our 2006 fiscal year,” Young stated. “Although we may see some variations in the amount of revenue increases that we achieve from quarter to quarter, we have been energized by our progress and are continuing to focus on the goals of another year of double-digit year-over-year growth and our drive toward achieving and sustaining profitability.”

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics www.medgraphics.com in December 1999. Medical Graphics develops, manufactures and markets non-invasive diagnostic systems for the management and improvement of cardiorespiratory health. These products are sold internationally through distributors and in the United States through a direct sales force that targets customers located in hospitals, university-based medical centers, clinics and physician offices of heart and lung specialists. The Company also sells health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies. These products, marketed under the New Leaf health and fitness brand www.newleaffitness.com, help consumers effectively manage their weight and improve their fitness. They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities. For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements by their nature involve substantial risks and uncertainties. Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including, its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully sell its New Leaf health & fitness products, (iii) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics’ products and claims associated with its prior cardiac stimulation products, (iv) the Company’s ability to successfully resolve all issues in connection with the lawsuit with Medmarc over the Company’s ICD product liability insurance coverage; (v) the Company’s ability to protect its intellectual property, and (vi) the Company’s dependence on third-party vendors. Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2005, and subsequently filed reports.

– financials follow –

Angeion Corporation and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended January 31,
Consolidated Statements of Operations	2006	2005
Revenue	$6,933	$5,030
Cost of goods sold	3,385	2,697
Gross margin	3,548	2,333

Operating expenses:
Selling and marketing	1,923	1,707
General and administrative	773	664
Research and development	472	478
Amortization of intangibles	203	203
	3,371	3,052
Operating income (loss)	177	(719)
Interest income	9	8
Income (loss) before income taxes	186	(711)
Provision for income taxes	6	—

Income (loss) from continuing operations	180	(711)
Loss from discontinued operations	(4)	—
Net income (loss)	$176	$(711)

Income (loss) per share –basic
Continuing operations	$0.05	$(0.20)
Discontinued operations	—	—
Net income (loss)	$0.05	$(0.20)

Income (loss) per share –diluted
Continuing operations	$0.05	$(0.20)
Discontinued operations	—	—
Net income (loss)	$0.05	$(0.20)

Weighted average common shares outstanding
Basic	3,611	3,603
Diluted	3,635	3,603

Consolidated Balance Sheets	January 31, 2006	October 31, 2005
Cash	$1,160	$1,072
Cash restricted for discontinued operations	200	400
Other current assets	8,342	7,835
Current assets of discontinued operations	696	700
Equipment, intangible assets and goodwill	6,630	6,861
	$17,028	$16,868

Current liabilities	$3,875	$3,762
Current liabilities of discontinued operations	213	517
Long-term liabilities	766	656
Shareholders’ equity	12,174	11,933
	$17,028	$16,868

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